CannaSys, Inc.
1350 17th Street, Suite 150
Denver, CO 80202

November 18, 2016

VIA EDGAR

Mark P. Shuman, Branch Chief-Legal
Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
100 F Street NE
Washington, DC  20549

Re:	CannaSys, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-209333
Filed October 28, 2016

Dear Mr. Shuman:

This letter is in response to your letter dated November 9, 2016, respecting your review of Amendment No. 2 to the Registration Statement on Form S-1 filed October 28, 2016, by of CannaSys, Inc.

Set forth below are your comments, followed by our responses. We have incorporated revised disclosures in response to your comments in our revised Registration Statement on Form S-1/A (Amendment No. 3), which was filed today.

Capitalization, page 15

1.	Please correct your additional paid in capital and total equity balance amounts presented in the "Before 20:1 Reverse Split" column.

Response:	Disclosure corrected.

Dilution, page 16

2.	Upon review of the spreadsheet you provided in response to prior comment 5, it appears you have not subtracted total liabilities from total assets in computing initial net tangible asset value of $39,815. Please correct and revise all affected amounts accordingly.

Response:	Disclosure revised.

CannaSys, Inc.

Mark P. Shuman, Branch Chief-Legal
Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
November 18, 2016

Business

Mile High Brands, Inc., page 25

3.	We note your response to prior comment 7 regarding the revenue split arrangements with your joint venture with Mile High Brands, Inc., called Mile High Consulting and Branding, Inc. Please incorporate your response noting that the revenue split will be based on the respective ownership interest of the joint venture owners, unless the board agrees on a different allocation, and that the default revenue split is currently 51% to CannaSys and 49% to Mile High Brands, Inc.

Response:	Disclosure revised.

We acknowledge the following:

●	CannaSys, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

●	CannaSys, Inc. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We would be happy to provide additional information you may request or respond to further inquiries.

Sincerely,
CannaSys, Inc.

/s/ Michael A. Tew
Michael A. Tew
Chief Executive Officer